中国银行
BANK OF CHINA

07028589

Beijing 2008

File No.82-35030

Our Ref: BOC/BSHK(2007)080(JY)

5 December 2007 BY COURIER

The Office of International Corporate Finance
The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs,

Bank of China Limited (the "Bank") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-35030)

Enclosed please find a copy of each of the documents, as listed in Annex A attached hereto, to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Brief descriptions of each document for which no English language version, translation or summary has been prepared are set forth in Annex B attached hereto.

In accordance with subparagraphs (4) and (5) of the Rule, the information furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information pursuant to the Rule shall constitute an admission for any purpose that the Bank, a joint stock company incorporated under the laws of the People's Republic of China with limited liability, is subject to the Exchange Act.

If you have any queries in connection with this matter, please contact our Mr. Zhang Handong at (8610) 6659 4567 or our Ms. Y.W. Pak at (852) 2846 2703.

Yours faithfully,
For and on behalf of
Bank of China Limited

PROCESSED
DEC 12 2007
THOMSON
FINANCIAL

Jason C.W. Yeung
Company Secretary

Encl.

Annex A

List of Documents Furnished

1. Notice of Extraordinary General Meeting of 2007 of the Bank dated 6 November 2007 as published on the website of Hong Kong Exchanges and Clearing Limited and sent to H-Share Holders of the Bank.

2. Proxy Form for Extraordinary General Meeting of 2007 of the Bank as published on the website of Hong Kong Exchanges and Clearing Limited and sent to H-Share Holders of the Bank.

3. Reply Slip for Extraordinary General Meeting of 2007 of the Bank as published on the website of Hong Kong Exchanges and Clearing Limited and sent to H-Share Holders of the Bank.

4. Letter to H-Share Holders in relation to Extraordinary General Meeting of 2007 of the Bank as published on the website of Hong Kong Exchanges and Clearing Limited and sent to H-Share Holders of the Bank.

5. Notification dated 6 November 2007 in relation to the publication of a notice of Extraordinary General Meeting of 2007 of the Bank as published in newspapers in Hong Kong.

6. Announcement dated 16 November 2007 in relation to retirement and appointment of Independent Non-executive Directors of the Bank as published on the website of Hong Kong Exchanges and Clearing Limited.

7. Notification dated 16 November 2007 in relation to the publication of an announcement on retirement and appointment of Independent Non-executive Directors of the Bank as published in newspapers in Hong Kong.

8. Monthly Return on Movement of Listed Equity Securities (Form I) for the month ended 30 November 2007 filed by the Bank with The Stock Exchange of Hong Kong Limited.

Annex B

Brief Descriptions of Documents for which No English Language Version, Translation or Summary Has Been Prepared

1. Notice of Extraordinary General Meeting of 2007 of the Bank dated 6 November 2007 as published in the People's Republic of China (the "PRC").
2. Meeting materials for Extraordinary General Meeting of 2007 of the Bank as published in the PRC.
3. Information Disclosure Policy of the Bank as published in the PRC.
4. Overseas regulatory announcement dated 6 November 2007 in relation to the publication in the PRC of an Information Disclosure Policy of the Bank, as published on the website of Hong Kong Exchanges and Clearing Limited.
5. Announcement dated 16 November 2007 in relation to retirement and appointment of Independent Non-executive Directors of the Bank as published in the PRC.
6. Announcement dated 26 November 2007 in relation to changes of sponsor's representatives of the Bank as published in the PRC.
7. Overseas regulatory announcement dated 26 November 2007 in relation to the publication in the PRC of an announcement on changes of sponsor's representatives of the Bank, as published on the website of Hong Kong Exchanges and Clearing Limited.

A1

File No. 82-35030

中國銀行

BANK OF CHINA

中國銀行股份有限公司

BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)
(Stock Code: 3988)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF 2007

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of 2007 (the "Meeting") of Bank of China Limited (the "Bank") will be held at Multi-function Hall, B2, Bank of China Head Office Building, No. 1 Fuxingmen Nei Dajie, Xicheng District, Beijing, the People's Republic of China on Monday, 24 December 2007 at 3:00 p.m. (registration will begin at 1:00 p.m.) for the purpose of considering, and if thought fit, passing the following resolution:

ORDINARY RESOLUTION

1. To consider and approve the election of Mr. ZHOU Zaiqun as executive director of the Bank.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Beijing, PRC, 6 November 2007

NOTES:

1. Shareholders may view and download this notice from the Bank's website at www.boc.cn or the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk. Biographical detail of Mr. ZHOU Zaiqun is set out in Appendix 1 to this notice.

2. According to the Articles of Association of the Bank, resolutions at a shareholders' meeting shall be decided by show of hands unless a poll is demanded before or after any vote on a show of hands. A poll may be demanded by (i) the Chairman of the meeting; or (ii) at least two shareholders entitled to vote, present in person or by proxy; or (iii) one or more shareholders present in person or by proxy holding individually or jointly 10% (inclusive) or more of the shares carrying the right to vote at the meeting. As a good corporate governance practice, the Chairman of the Meeting has indicated that he would direct that the resolution set out in the notice of the Meeting be voted on by poll.

3. Any shareholder entitled to attend and vote at the Meeting convened by this notice is entitled to appoint one or more proxies to attend and vote instead of him/her. A proxy need not be a shareholder of the Bank.

4. In order to be valid, the instrument appointing a proxy together with the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of attorney or authority, should be completed and deposited at the Bank's Board Secretariat (for A-Share Holders) or the H-Share Registrar of the Bank, Computershare Hong Kong Investor Services Limited (for H-Share Holders), at least 24 hours before the Meeting or adjourned meeting. The Bank's Board Secretariat is located at Bank of China Head Office Building, No. 1 Fuxingmen Nei Dajie, Xicheng District, Beijing 100818, the People's Republic of China. Computershare Hong Kong Investor Services Limited is located at Rooms 1806–1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the Meeting or any adjournment thereof should he/she so wish.

5. The H-Share Register of Members of the Bank will be closed, for the purpose of determining shareholders' entitlement to attend the Meeting, from Saturday, 24 November 2007 to Monday, 24 December 2007 (both days inclusive), during which period no transfer of shares will be registered. In order to attend the Meeting, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with the Bank's H-Share Registrar, Computershare Hong Kong Investor Services Limited at Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Friday, 23 November 2007. A-Share Holders whose names appear on the Register of Members maintained by the Shanghai branch of China Securities Depository and Clearing Corporation Limited and H-Share Holders whose names appear on the Register of Members maintained by Computershare Hong Kong Investor Services Limited as at the close of market on Friday, 14 December 2007, are eligible to attend the Meeting.

6. In case of joint shareholdings, the vote of the senior joint shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose seniority will be determined by the order in which the names stand in the Register of Members of the Bank in respect of the joint shareholding.

7. Shareholders who intend to attend the Meeting in person or by proxy should return the reply slip for the Meeting to the Board Secretariat of the Bank (for A-Share Holders) or the Bank's H-Share Registrar, Computershare Hong Kong Investor Services Limited (for H-Share Holders), by hand, by post or by fax before Tuesday, 4 December 2007. The address of the Bank's Board Secretariat is Bank of China Head Office Building, No. 1 Fuxingmen Nei Dajie, Xicheng District, Beijing 100818, the People's Republic of China (Telephone: (8610) 6659 4567 or (8610) 6659 2756, Fax: (8610) 6659 4579). Computershare Hong Kong Investor Services Limited is located at Rooms 1806–1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong (Telephone: (852) 2862 8633).

8. Shareholders who attend the Meeting in person or by proxy shall bear their own traveling and accommodation expenses. Shareholders or their proxies attending the Meeting shall produce their identity documents.

中國銀行
BANK OF CHINA

中國銀行股份有限公司
BANK OF CHINA LIMITED

(於中華人民共和國註冊成立的股份有限公司)

(股份代號：3988)

2007年臨時股東大會通告

茲通告中國銀行股份有限公司(「本公司」)謹訂於2007年12月24日(星期一)下午3時正(於下午1時正開始辦理登記手續)假座中國北京西城區復興門內大街1號中國銀行總行大廈B2多功能廳舉行2007年臨時股東大會(「本次臨時股東大會」)，以考慮並酌情通過下列決議案：

普通決議案

1. 審議批准選舉周載群先生為本公司執行董事。

承董事會命
公司秘書
楊志威

中國，北京，2007年11月6日

附註：

1. 股東可於本公司網址www.boc.cn或香港交易及結算所有限公司網址www.hkex.com.hk瀏覽及下載本通告。周載群先生的簡歷載於本通告附錄一。

2. 根據本公司章程，除非下列人員在舉手表決以前或者以後要求以投票方式(即按點算股數方式)表決，否則股東大會以舉手方式表決：(i)會議主席；或(ii)至少兩名有表決權的股東或者有表決權的股東的代理人；或(iii)單獨或者合併計算持有在該會議上有表決權的股份百分之十以上(含百分之十)的一個或者若干股東(包括股東代理人)。為了貫徹良好的公司治理常規，本次臨時股東大會主席已表示他將指示以投票方式(即按點算股數方式)對本次臨時股東大會通告中載列的決議案進行表決。

3. 凡有權出席本通告召開的本次臨時股東大會並在會上表決的股東均有權委派一名或數名代表代其出席會議，並代其投票。該代表毋須是本公司的股東。

4. 委任代表之文據及簽署人之授權書或其他授權文件(如有者)或經公證人簽署證明之授權書或授權文件的副本，最遲須於本次臨時股東大會或其任何續會的指定召開時間24小時前填妥及交回本公司董事會秘書部(如為A股股東)或本公司H股股份過戶登記處香港中央證券登記有限公司(如為H股股東)，方為有效。本公司董事會秘書部的地址為中國北京西城區復興門內大街1號中國銀行總行大廈，郵政編號：100818。香港中央證券登記有限公司的地址為香港灣仔皇后大道東183號合和中心18樓1806–1807室。股東填妥及交回代表委任表格後，屆時仍可按其意願親自出席本次臨時股東大會或其任何續會並在會上投票。

5. 為確定有權出席本次臨時股東大會的H股股東名單，本公司將由2007年11月24日(星期六)至2007年12月24日(星期一)(首尾兩天包括在內)期間暫停辦理H股股份過戶登記手續。H股股東如欲出席本次臨時股東大會，須於2007年11月23日(星期五)下午4時30分前，將股票連同股份過戶文件一併送交本公司H股股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712–1716室。截止本次臨時股東大會股權登記日2007年12月14日(星期五)收市後在中國證券登記結算有限責任公司上海分公司登記在冊的本公司A股股東以及在香港中央證券登記有限公司股東名冊上登記的本公司H股股東均有權出席本次臨時股東大會。

6. 如屬聯名股東，若親自或委派代表出席的聯名股東多於一人，則由較優先的聯名股東所作出的表決，不論是親自或由代表作出的，須被接受為代表其餘聯名股東的唯一表決。就此而言，股東的優先次序須按本公司股東名冊內與有關股份相關的聯名股東排名先後而定。

7. 擬親身或委任代表出席本次臨時股東大會的股東須於2007年12月4日(星期二)以前將本次臨時股東大會回執以專人遞送、郵遞或傳真方式送達本公司董事會秘書部(如為A股股東)或H股股份過戶登記處香港中央證券登記有限公司(如為H股股東)。本公司董事會秘書部的地址為中國北京西城區復興門內大街1號中國銀行總行大廈，郵政編號：100818(電話：(8610) 6659 4567 或 (8610) 6659 2756，傳真：(8610) 6659 4579)。香港中央證券登記有限公司的地址為香港灣仔皇后大道東183號合和中心18樓1806–1807室(電話：(852) 2862 8633)。

8. 股東或其委任代表出席本次臨時股東大會的交通和食宿費用自理。股東或其委任代表出席本次臨時股東大會時須出示身份證明文件。

A2

File No. 82-35030

中国银行
BANK OF CHINA

中國銀行股份有限公司

BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 3988)

PROXY FORM

For Extraordinary General Meeting of 2007 of Bank of China Limited to be held on 24 December 2007 and at any adjournment thereof

I/We (Note 1) ______________________________

of (Note 2) ______________________________

being the registered holder(s) of (Note 3) ______________________ A-Shares/H-Shares (Note 3) of RMB1.00 each in the capital of Bank of China Limited (the "Bank"), hereby appoint the Chairman of the Meeting (Notes 4 and 5) or ______________

______________ of ______________________________ and/or

______________ of ______________________________

to act as my/our proxy to attend and vote for me/us and on my/our behalf at the Extraordinary General Meeting of 2007 (the "Meeting") of the Bank to be held at Multi-function Hall, B2, Bank of China Head Office Building, No. 1 Fuxingmen Nei Dajie, Xicheng District, Beijing, the People's Republic of China on Monday, 24 December 2007 at 3:00 p.m. and at any adjournment thereof and to exercise all rights conferred on proxies under law, regulation and the Articles of Association of the Bank.

I/We wish my/our proxy to vote as indicated below in respect of the following resolution to be proposed at the Meeting.

Please indicate how you wish your vote(s) to be cast by ticking the appropriate box next to the resolution. (Note 6)

	Ordinary Resolution	For	Against	Abstain
1.	To consider and approve the election of Mr. ZHOU Zaiqun as executive director of the Bank.			

Signature ______________________ (Note 7) Dated ______________________ 2007

NOTES :

1. Please insert full name(s) in **BLOCK CAPITALS**.
2. Please insert full address(es) in **BLOCK CAPITALS**.
3. Please insert the number of shares registered in your name(s); if no number is inserted, this proxy form will be deemed to relate to all shares in the capital of the Bank registered in your name(s). Please cross out the type of shares (A-Shares or H-Shares) to which this proxy form does not relate.
4. If you are a shareholder who is entitled to attend and vote at the Meeting, you are entitled to appoint one or more proxies to attend instead of you and to vote on your behalf whether on a show of hands or on a poll. A proxy need not be a shareholder of the Bank, but must attend the Meeting in person in order to represent you.
5. If a proxy other than the Chairman of the Meeting is preferred, cross out the words "the Chairman of the Meeting" and insert the full name and address of the proxy (or proxies) desired in the space provided. If no name is inserted, the Chairman of the Meeting will act as your proxy. **Any changes should be initialed.**
6. **IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED "AGAINST". IF YOU WISH TO ABSTAIN FROM VOTING, TICK THE APPROPRIATE BOX MARKED "ABSTAIN".** If you return this proxy form without indicating as to how your proxy is to vote on any particular matter, the person appointed as your proxy will exercise his/her discretion as to whether he/she votes and, if so, how and, unless instructed otherwise, he/she may also vote or abstain from voting as he/she thinks fit on any other business (including amendments to resolutions) which may properly come before the Meeting.
7. This proxy form must be signed and dated by the shareholder or his/her attorney duly authorized in writing. If the shareholder is a company, it should execute this proxy form under its common seal or by the signature(s) of (a) person(s) authorised to sign on its behalf. **In case of joint shareholdings, any one shareholder may sign this proxy form. The vote of the senior joint shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose seniority will be determined by the order in which the names stand in the Register of Members of the Bank in respect of the joint shareholding.**
8. To be valid, this proxy form, together with the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of attorney or authority, must be completed and deposited at the Bank's Board Secretariat (for A-Share Holders) or the H-Share Registrar of the Bank, Computershare Hong Kong Investor Services Limited (for H-Share Holders), **at least 24 hours before the Meeting or adjourned meeting.** The Bank's Board Secretariat is located at Bank of China Head Office Building, No. 1 Fuxingmen Nei Dajie, Xicheng District, Beijing 100818, the People's Republic of China. Computershare Hong Kong Investor Services Limited is located at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. The effective period of appointment of your proxy appointed under this proxy form shall cease upon conclusion of the Meeting or any adjourned meeting thereof.
9. Completion and delivery of this proxy form will not preclude you from attending and voting at the Meeting if you so wish.

BANK OF CHINA 中國銀行

中國銀行股份有限公司
BANK OF CHINA LIMITED

(於中華人民共和國註冊成立的股份有限公司)

(股份代號：3988)

代表委任表格

適用於將於2007年12月24日舉行的中國銀行股份有限公司2007年臨時股東大會及其任何續會

本人/吾等(附註1) ____________________

地址為(附註2) ____________________

為中國銀行股份有限公司（「本公司」）股本中每股面值人民幣1.00元的A股/H股(附註3) ____________ 股(附註3)

的登記持有人，茲委任本次臨時股東大會主席(附註4和附註5)或 ____________________

地址為 ____________________ 及/或

____________________ 地址為 ____________________

____________ 為本人/吾等的代表，代表本人/吾等出席本公司訂於2007年12月24日（星期一）下午3時正假座中國北京西城區復興門內大街1號中國銀行總行大廈B2多功能廳舉行的2007年臨時股東大會（「本次臨時股東大會」）及其任何續會，並在本次臨時股東大會及任何續會上代表本人/吾等投票及行使法律、法規及本公司章程賦予代表的一切權利。

本人/吾等希望本人/吾等的代表按以下指示就將於本次臨時股東大會上提呈的決議案投票。

請於下列決議案旁邊的適當空格內劃上「✓」號，以顯示　閣下的投票意向。(附註6)

	普通決議案	贊成	反對	棄權
1.	審議批准選舉周載群先生為本公司執行董事。			

簽名 ____________________ (附註7)　　　日期：2007年 ________ 月 ________ 日

附註：

1. 請用**正楷**填上姓名。
2. 請用**正楷**填上地址。
3. 請填上以　閣下名義登記的股份數目。如未有填上股數，則本代表委任表格將被視為與全部以　閣下名義登記的本公司股份有關。請刪去不適用之股份類別(A股或H股)。
4. 凡有權出席本次臨時股東大會並在會上表決的股東均有權委派一位或數位代表出席，並在以舉手方式或以股數進行投票時代其投票。受委代表毋須為本公司股東，惟須親自代表　閣下出席本次臨時股東大會。
5. 如欲委任本次臨時股東大會主席以外的人士出任代表，請刪除「本次臨時股東大會主席」等字，並在適當空位上填上欲委任的代表的姓名及地址。如未有填上姓名，則本次臨時股東大會主席將出任　閣下的代表。**任何改動必須由簽署人簡簽示可。**
6. 注意：**閣下如欲投票贊成上述決議案，請在「贊成」欄內填上「✓」號。閣下如欲投票反對決議案，請在「反對」欄內填上「✓」號。閣下如欲放棄投票，請在「棄權」欄內填上「✓」號。**如　閣下並無在代表委任表格上作出具體投票指示，獲委任為　閣下代表的人士可自行酌情決定是否投票及(倘投票)如何投票，而除另有指示外，該代表亦可自行酌情就於本次臨時股東大會上提出的任何其他事項(包括對決議案的修改)投票或放棄投票。
7. 本代表委任表格必須由　閣下或　閣下以書面正式授權人士簽署並註明日期。如股東為一間公司，則代表委任表格須加蓋法團印章或由公司正式授權人親筆簽署。**如屬聯名股東，任何一位聯名股東均可簽署代表委任表格，惟若親自或委派代表出席的聯名股東多於一人，則由較優先的聯名股東所作出的表決，不論是親自或由代表作出的，須被接受為代表其餘聯名股東的唯一表決。就此而言，股東的優先次序須按本公司股東名冊內與有關股份相關的聯名股東排名先後而定。**
8. 本代表委任表格，連同簽署人之授權書或其他授權文件(如有者)或經由公証人簽署証明之該等授權書或授權文件之副本，須於**本次臨時股東大會或其續會舉行時間24小時前**填妥並交回本公司董事會秘書部(如為A股股東)或本公司H股股份過戶登記處香港中央證券登記有限公司（如為H股股東），方為有效。本公司董事會秘書部地址為中國北京西城區復興門內大街1號中國銀行總行大廈，郵政編號：100818。香港中央證券登記有限公司的地址為香港灣仔皇后大道東183號合和中心18樓1806–1807室。閣下根據本代表委任表格委任的代表，其委任期限至本次臨時股東大會或其任何續會結束終止。
9. 填妥及交回本代表委任表格並不影響　閣下出席本次臨時股東大會並於會上投票的權利。

A3

File No. 82-35030

中國銀行
BANK OF CHINA

中國銀行股份有限公司
BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)
(Stock Code: 3988)

Reply Slip for Extraordinary General Meeting of 2007

To: Bank of China Limited (the "Bank")

I/We *(Note 1)* ________________________ of *(Note 2)* ________________________

____

being the registered holder(s) of *(Note 3)* ____________________ A-Shares/H-Shares *(Note 3)* of RMB1.00 each in the share capital of the Bank, hereby inform the Bank that I/we intend to attend or appoint a proxy to attend on my/our behalf the Extraordinary General Meeting of 2007 (the "Meeting") of the Bank to be held at Multi-function Hall, B2, Bank of China Head Office Building, No. 1 Fuxingmen Nei Dajie, Xicheng District, Beijing, the People's Republic of China at 3:00 p.m. on Monday, 24 December 2007.

Signature ____________________ Date ____________________ 2007

NOTES:

1. Please insert full name(s) of the shareholder(s) as registered in the register of members of the Bank in **BLOCK CAPITALS**.
2. Please insert full address(es) of the shareholder(s) as registered in the register of members of the Bank in **BLOCK CAPITALS**.
3. Please insert the number of shares registered in your name(s). Please cross out the type of shares that is inapplicable (A-Shares or H-Shares).
4. The completed and signed reply slip should be delivered to the Bank's Board Secretariat (for A-Share Holders) or the Bank's H-Share Registrar, Computershare Hong Kong Investor Services Limited (for H-Share Holders), by hand, by post or by fax **before Tuesday, 4 December 2007**. The Bank's Board Secretariat is located at Bank of China Head Office Building, No. 1 Fuxingmen Nei Dajie, Xicheng District, Beijing 100818, the People's Republic of China (Telephone: (8610) 6659 4567 or (8610) 6659 2756, Fax: (8610) 6659 4579). Computershare Hong Kong Investor Services Limited is located at Rooms 1806–1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong (Telephone: (852) 2862 8633).
5. If shareholders intend to express their opinion at the Meeting, please set out your opinion and main point (together with approximate time required) in the following box. Please note that in view of time constraint, priority will be given to those shareholders who have registered their intention with the Bank to express their opinion at the Meeting. However, the Bank cannot guarantee that all shareholders who have indicated their intention to express their opinion in this reply slip can do so at the Meeting.

My opinion and main point are as follows:

中國銀行
BANK OF CHINA

中國銀行股份有限公司
BANK OF CHINA LIMITED

(於中華人民共和國註冊成立的股份有限公司)

(股份代號：3988)

2007年臨時股東大會回執

致：中國銀行股份有限公司(「貴公司」)

本人／吾等*(附註1)* ______________________________，地址為*(附註2)* ______________ ______________________________，為　貴公司股本中每股面值人民幣1.00元之A股／H股*(附註3)* ______________股*(附註3)*之登記持有人，茲通告　貴公司，本人／吾等擬出席或委派代表以本人／吾等名義出席　貴公司將於2007年12月24日(星期一)下午3時正假座中國北京西城區復興門內大街1號中國銀行總行大廈B2多功能廳舉行之2007年臨時股東大會(「本次臨時股東大會」)。

簽署：______________________　　　　日期：2007年 ________ 月 ________ 日

附註：

1. 請用**正楷**填上登記在本公司股東名冊上之股東全名。

2. 請用**正楷**填上登記在本公司股東名冊上之股東地址。

3. 請填上以　閣下名義登記的股份數目，並請刪去不適用之股份類別(A股或H股)。

4. 請將此回執在填妥及簽署後於**2007年12月4日(星期二)**以前以專人遞送、郵遞或傳真方式送達本公司董事會秘書部(如為A股股東)或H股股份過戶登記處香港中央證券登記有限公司(如為H股股東)。本公司董事會秘書部的地址為中國北京西城區復興門內大街1號中國銀行總行大廈，郵政編號：100818(電話：(8610) 6659 4567或 (8610) 6659 2756，傳真：(8610) 6659 4579)。香港中央證券登記有限公司的地址為香港灣仔皇后大道東183號合和中心18樓1806—1807室(電話：(852) 2862 8633)。

5. 如股東擬在本次臨時股東大會上發言，請於下列空格內表明您的發言意向和要點，並簡單註明所需時間。請注意，因本次臨時股東大會時間有限，股東發言須本公司按登記統籌安排，本公司不能保證在本回執上表明發言意向和要點的股東均能在本次臨時股東大會上發言。

發言意向和要點：

中國銀行
BANK OF CHINA

中國銀行股份有限公司
BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 3988)

6 November 2007

Dear H-Share Holders

Extraordinary General Meeting of 2007 to be held on 24 December 2007

The Board of Directors of Bank of China Limited ("the Bank") proposes to appoint Mr. ZHOU Zaiqun as executive director of the Bank and to submit the aforesaid proposal to an Extraordinary General Meeting of the Bank for approval. A notice convening the Extraordinary General Meeting of 2007 (the "Meeting") of the Bank is hereby enclosed for your attention. The Meeting will be held at Multi-function Hall, B2, Bank of China Head Office Building, No. 1 Fuxingmen Nei Dajie, Xicheng District, Beijing, the People's Republic of China on Monday, 24 December 2007 at 3:00 p.m. Biographical detail of Mr. ZHOU has been set out in Appendix 1 to the notice of the Meeting for your information and consideration.

Whether or not you are able to attend the Meeting, you are advised to read the notice of the Meeting and to complete and return the enclosed proxy form, in accordance with the instructions printed thereon. If you intend to attend the Meeting in person or by proxy, you are required to complete and return the enclosed reply slip for the Meeting, in accordance with the instructions printed thereon.

You may view and download this letter, the notice of the Meeting, the proxy form and the reply slip from the Bank's website at www.boc.cn or the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk.

If you have any queries, please contact the H-Share Registrar of the Bank, Computershare Hong Kong Investor Services Limited, at (852) 2862 8633 or at Rooms 1806–1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

Yours faithfully,
Jason C.W. Yeung
Company Secretary
For and on behalf of
Bank of China Limited

中國銀行
BANK OF CHINA

中國銀行股份有限公司
BANK OF CHINA LIMITED

(於中華人民共和國註冊成立的股份有限公司)

(股份代號：3988)

將於2007年12月24日舉行的2007年臨時股東大會

敬啟者：

中國銀行股份有限公司(「本公司」)董事會建議聘任周載群先生為本公司執行董事及將前述建議提呈本公司臨時股東大會，以待股東批准。本公司謹訂於2007年12月24日(星期一)下午3時正假座中國北京西城區復興門內大街1號中國銀行總行大廈B2多功能廳舉行2007年臨時股東大會(「本次臨時股東大會」)，謹附本次臨時股東大會通告供　閣下參閱。周先生的簡歷已載列於本次臨時股東大會通告附錄一，以供　閣下參閱。

不論　閣下能否出席本次臨時股東大會，務請細閱本次臨時股東大會通告並將隨附的代表委任表格按其上印列的指示填妥交回。如　閣下擬親身或委任代表出席本次臨時股東大會，請將隨附的本次臨時股東大會回執按其上印列的指示填妥交回。

閣下可於本公司網址www.boc.cn或香港交易及結算所有限公司網址www.hkex.com.hk瀏覽及下載本信函、本次臨時股東大會通告、代表委任表格及回執。

閣下如有任何疑問，可與本公司H股股份過戶登記處香港中央證券登記有限公司聯繫(電話：(852) 2862 8633；地址：香港灣仔皇后大道東183號合和中心18樓1806—1807室)。

代表

中國銀行股份有限公司

公司秘書

楊志威　謹啟

2007年11月6日

South China Morning Post

Date : 6 November 2007

File No. 82-35030

A5

中國銀行

BANK OF CHINA

中國銀行股份有限公司

BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)

(the "Bank")

(Stock Code: 3988)

NOTIFICATION

NOTICE OF EGM/SGM
RE-ELECTION OR APPOINTMENT OF DIRECTOR SUBJECT TO SHAREHOLDERS' APPROVAL
CLOSURE OF BOOKS OR CHANGE OF BOOK CLOSURE PERIOD

Notice of Extraordinary General Meeting of 2007

An announcement containing details of the captioned matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under the section "Latest Listed Company Information" and on the website of the Bank at www.boc.cn under the section "Investor Relations".

This notification merely serves to advise investors of the captioned matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the captioned matter.

The announcement is available for inspection by the public at no charge at 52nd Floor, Bank of China Tower, 1 Garden Road, Hong Kong from 9:00 a.m. to 12:30 p.m. and from 1:30 p.m. to 5:30 p.m., Mondays to Fridays (except public holidays in Hong Kong), within the one month period from the date of this notification. Copies of the announcement will be provided upon request at a cost of HK$1 per sheet.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Beijing, PRC, 6 November 2007

A6

File No. 82-35030

中國銀行
BANK OF CHINA

中國銀行股份有限公司
BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)

(the "Bank")
(Stock Code: 3988)

ANNOUNCEMENT

Retirement and Appointment of Independent Non-executive Directors

The Board of Directors of the Bank (the "Board") hereby announces that:

1. Mr. William Peter Cooke retired as an Independent Non-executive Director of the Bank upon expiry of his term of office, with effect from 16 November 2007; and

2. with the approval of the China Banking Regulatory Commission, Mdm. Huang Danhan has been appointed as an Independent Non-executive Director of the Bank to fill the vacancy occasioned by the retirement of Mr. William Peter Cooke, with effect from 16 November 2007.

Reference is made to the Annual General Meeting of the Bank held on 14 June 2007, at which:

(1) Mr. William Peter Cooke did not offer himself for re-election due to retirement; and

(2) shareholders of the Bank resolved to elect Mdm. Huang Danhan as an Independent Non-executive Director of the Bank to fill any future vacancy of Independent Non-executive Director.

The Board hereby announces that:

1. Mr. William Peter Cooke retired as an Independent Non-executive Director of the Bank upon expiry of his term of office, with effect from 16 November 2007; and

2. with the approval of the China Banking Regulatory Commission, Mdm. Huang Danhan has been appointed as an Independent Non-executive Director of the Bank to fill the vacancy occasioned by the retirement of Mr. William Peter Cooke, with effect from 16 November 2007.

Concurrent with the retirement of Mr. William Peter Cooke on 16 November 2007, he also ceased to be a member of the Audit Committee, the Personnel and Remuneration Committee, and the Connected Transaction Control Committee of the Board. Mr. William Peter Cooke has confirmed that he has no disagreement with the Board and that there are no matters with respect to his retirement that need to be brought to the attention of the Bank's shareholders.

Mdm. Huang Danhan (黃丹涵), aged 58, currently serves as Senior Advisor of EU-China Trade Project in trade in services, and is a Partner of Sinobridge PRC Lawyers. Mdm. Huang graduated from Robert Schuman University of Strasbourg, France with a State Doctor's degree in Law in 1987, being the first PRC scholar who received such degree in France in the field of social sciences. Since returning to China, Mdm. Huang has served successively as government official in MOFTEC (now Ministry of Commerce), university professor, private practice lawyer and Chief Legal Officer for major Chinese state-owned trading companies and financial institutions, including General Manager of Legal Department, China Construction Bank (August 1999–March 2001), and General Counsel, China Galaxy Securities Company Limited (April 2001–September 2004). Mdm. Huang also served as a member of the First Session of the Public Offering Examination and Approval Commission under the China Securities Regulatory Commission (1993–1995). Mdm. Huang has been serving as a PRC Director of West African Development Bank since 1 September 2007 and her term of office will expire on 31 August 2009.

The term of office of Mdm. Huang commences from 16 November 2007 and will end at the date of holding the Bank's annual general meeting in 2010. With the approval of the Board, Mdm. Huang also serves as a member of the Audit Committee, the Personnel and Remuneration Committee, and the Connected Transaction Control Committee of the Board concurrent with her appointment as an Independent Non-executive Director. Mdm. Huang has not entered into any service contract with the Bank. As an Independent Non-executive Director of the Bank, Mdm. Huang is entitled to receive a director's fee of RMB200,000 per annum together with additional fees for any service on Board committee(s) in an accumulative manner. At a previous general meeting of the Bank, the shareholders of the Bank resolved to pay to an Independent Non-executive Director of the Bank, committees' fees of RMB200,000 per annum to the chairman of the Risk Policy Committee or the Audit Committee, RMB100,000 per annum to the chairman of any other Board committee and RMB50,000 per annum per committee to any Board committee member. The level of the aforesaid fees was determined with reference to the duties and responsibilities of the Directors with the Bank and the prevailing market conditions.

Save as disclosed above and as at the date of this announcement, Mdm. Huang has not held any directorships in other listed public companies in the last three years and does not hold any other position with the Bank or any of its subsidiaries. Mdm. Huang is not related to any Directors, senior management or substantial or controlling shareholders of the Bank. Mdm. Huang does not have any interest in the shares of the Bank or its associated companies within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong. Mdm. Huang meets the independence criteria set

out in Rule 3.13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Listing Rules"). Further, there is nothing in respect of Mdm. Huang which needs to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Hong Kong Listing Rules nor are there any other matters that need to be brought to the attention of the shareholders of the Bank. Mdm. Huang has not been penalised by the China Securities Regulatory Commission or other relevant departments and stock exchange.

The Board is grateful to Mr. William Peter Cooke for his contribution to the Bank during his tenure of office and would like to take this opportunity to welcome Mdm. Huang to join the Board.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Beijing, PRC, 16 November 2007

As at the date of this announcement, the Directors of the Bank are: XIAO Gang, LI Lihui, LI Zaohang, ZHANG Jinghua, HONG Zhihua*, HUANG Haibo*, CAI Haoyi*, WANG Gang*, Sir Frederick Anderson GOODWIN*, SEAH Lim Huat Peter*, Anthony Francis NEOH#, Patrick de SAINT-AIGNAN#, Alberto TOGNI#, HUANG Shizhong# and HUANG Danhan#.*

* *Non-executive Directors*
\# *Independent Non-executive Directors*

South China Morning Post

Date : 16 November 2007

A7
File No. 82-35030

中國銀行
BANK OF CHINA

中國銀行股份有限公司
BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)

(the "Bank")

(Stock Code: 3988)

NOTIFICATION
CHANGE IN DIRECTORS OR OF IMPORTANT EXECUTIVE FUNCTIONS OR RESPONSIBILITIES
Retirement and Appointment of Independent Non-executive Directors

An announcement containing details of the captioned matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under the section "Latest Listed Company Information" and on the website of the Bank at www.boc.cn under the section "Investor Relations".

This notification merely serves to advise investors of the captioned matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the captioned matter.

The announcement is available for inspection by the public at no charge at 52nd Floor, Bank of China Tower, 1 Garden Road, Hong Kong from 9:00 a.m. to 12:30 p.m. and from 1:30 p.m. to 5:30 p.m., Mondays to Fridays (except public holidays in Hong Kong), within the one month period from the date of this notification. Copies of the announcement will be provided upon request at a cost of HK$1 per sheet.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Beijing, PRC, 16 November 2007

File No. 82-35030

SUBMISSION FOR PUBLICATION | E-FORM | SUBMISSION MANAGEMENT | DOWNLOAD DOC TEMPLATE | PROFILE ADMIN | LOGOUT

Monthly Return On Movement of Listed Equity Securities (Form I)
上市股本證券變動月報表（表格 I）

Your submission has been approved ! Please record the Submission No. for future reference.
所呈交的文件經已批准！請記下呈交編號以便日後參照。

Submission Details
呈交資料

Date/Time submitted 呈交日期/時間	04/12/2007	09:52:49	Submitted By 呈交者	03988P02
Date/Time Approved 批准日期/時間	04/12/2007	09:52:50	Approved By 審批者	03988P03
Submission No. 呈交編號	EBIS-071203-00037		Status 狀況	Approved

Issuer 發行人	LM03988	Bank of China Limited		
Type of Agent 代理人類別				
Tier 1 Headline 標題類別 (第一層)	Unvetted		Tier 2 Headline 標題分項 (第二層)	Monthly Return I
Contact Person 聯絡人	Jason C.W. Yeung			
Contact No. 聯絡電話	2846 2700			

For the month ended : 30/11/2007
截至月份：

Name of Issuer 公司名稱 LM03988 Bank of China Limited

Representative Code/Name 代表代號／姓名

Contact Person 聯絡人	Jason C.W. Yeung		
Contact Telephone No. 聯絡電話	2846 2700	Date submitted 呈交日期	04/12/2007

Section A A 部 Section B B 部 Section C C 部 Section D D 部

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)
A. 上市股本證券類別資料（請在適用者旁加上剔號，可選擇超過一項）

✓	Ordinary shares 普通股	Preference shares 優先股
	Equity Warrants 股本權證	Other Classes of Shares 其他類別股份

Section A A 部 Section B B 部 Section C C 部 Section D D 部

B. Movement in Authorised Share Capital
B. 法定股本變動

1. Ordinary Shares
1. 普通股

(1) Stock Code : 3988 Description : H shares
(1) 股份代號 : 說明 :

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	76,020,251,269	RMB	1.00	76,020,251,269
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)				

Balance at close of the month 本月底結存	76,020,251,269	RMB	1.00	76,020,251,269

(2) Stock Code :
(2) 股份代號 :

Description : A shares
說明 :

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	177,818,910,740	RMB	1.00	177,818,910,740
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)				
Balance at close of the month 本月底結存	177,818,910,740	RMB	1.00	177,818,910,740

2. Preference Shares
2. 優先股

Stock Code :
股份代號 :

Description :
說明 :

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)				
Balance at close of the month				

本月底結存	HKD	

3. Other Classes of Shares
3. 其他類別股份

Stock Code :
股份代號 :

Description :
說明 :

	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD	
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)			
Balance at close of the month 本月底結存		HKD	

Total Authorised Share Capital at the end of the Month 本月底法定股本總額	RMB	253,839,162,009

Section A A 部 Section B B 部 Section C C 部 Section D D 部

C. Movement in Issued Share Capital
C. 已發行股本變動

	No. of ordinary shares 普通股數目 (1)	No. of ordinary shares 普通股數目 (2)	No. of Preference shares 優先股數目	No. of other classes of shares 其他類別股份數目
Balance at close of preceding month 上月底結存	76,020,251,269	177,818,910,740		
Increase/(Decrease) during the month				

本月增加／（減少）		
Balance at close of the month 本月底結存	76,020,251,269	177,818,910,740

Section A A 部 Section B B 部 Section C C 部 Section D D 部

D. Details of Movement
D. 變動詳情

Share Options
購股權

Total No. of Options at Close of Preceding Month 上月底購股權總數	Total Granted During the Month 月內已授出總數	Total Exercised During the Month 月內已行使總數	Total Cancelled During the Month 月內已註銷總數	Total No. of Options Lapsed During the Month 月內已失效總數	Total No. of Options at Close of the Month 本月底購股權總數	No. Of New Shares Arising Therefrom 由此而產生的新股數目
						○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別

Total Exercised Money During the Month 月內已行使總金額 HKD

Equity Warrants
股本權證

Description of Warrants 權證說明 (Date of Expiry -dd/mm/yyyy) （到期日 － 日／月／年）	Currency of Nominal Value 面值貨幣	Nominal Value at Close of Preceding Month 上月底面值	Exercised During the Month 月內已行使	Nominal Value at Close of the Month 本月底面值	No. Of New Sthares Arising Therefrom 由此而產生的新股數目
1. ( )	HKD				○ Ordinary (1) 普通股 (1) Ordinary (2)

Stock Code
股份代號
Subscription Price
認購價 HKD

普通股 (2)
Preference
優先股
Other Class
其他類別

2. HKD

( )
Stock Code
股份代號
Subscription Price
認購價 HKD

Ordinary (1)
普通股 (1)
Ordinary (2)
普通股 (2)
Preference
優先股
Other Class
其他類別

3. HKD

( )
Stock Code
股份代號
Subscription Price
認購價 HKD

Ordinary (1)
普通股 (1)
Ordinary (2)
普通股 (2)
Preference
優先股
Other Class
其他類別

4. HKD

( )
Stock Code
股份代號
Subscription Price
認購價 HKD

Ordinary (1)
普通股 (1)
Ordinary (2)
普通股 (2)
Preference
Other Class
其他類別

Convertibles
可換股票據

Class 類別	Currency of Amount Outstanding 發行貨幣	Amount at Close of Preceding Month 上月底已發行總額	Converted During the Month 月內已換股款額	Amount at Close of the Month 本月底已發行總額	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1.	HKD				
Stock Code 股份代號					Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
Conversion Price 換股價 HKD					
2.	HKD				
Stock Code 股份代號					Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
Conversion Price 換股價 HKD					
3.	HKD				
Stock Code 股份代號					Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
Conversion Price 換股價 HKD					

Other Issues of Shares
其他股份發行

Type of Securities 證券類別	No. Of New Shares Arising Therefrom

				由此而產生的新股數目
1.	Please Select One	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ： （日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
2.	Please Select One	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ： （日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
3.	Please Select One	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ： （日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
4.	Please Select One	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ： （日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2)

Preference
優先股
Other Class
其他類別

5. **Bonus Issue**
紅股發行

Issue and allotment Date :
(dd/mm/yyyy)
發行及配發日期 ：
（日／月／年）

○ Ordinary (1)
普通股 (1)
Ordinary (2)
普通股 (2)
Preference
優先股
Other Class
其他類別

6. **Repurchase of share**
購回股份

Cancellation Date:
(dd/mm/yyyy)
註銷日期 ：
（日／月／年）

○ Ordinary (1)
普通股 (1)
Ordinary (2)
普通股 (2)
Preference
優先股
Other Class
其他類別

7. **Redemption of share**
贖回股份

Redemption Date:
(dd/mm/yyyy)
贖回日期 ：
（日／月／年）

○ Ordinary (1)
普通股 (1)
Ordinary (2)
普通股 (2)
Preference
優先股
Other Class
其他類別

8. **Other**
其他

At Price : HKD
價格 :

Issue and allotment Date :
(dd/mm/yyyy)
發行及配發日期 ：

○ Ordinary (1)
普通股 (1)

(Please specify) （請註明）	（日／月／年）	Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別

Remarks (Max 160 Characters):
備註（最多160個字）：

Authorised Signatory
授權簽署

* Name 姓名	Jason C.W. Yeung
* Title 職銜	Company Secretary

OK 確認

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END